Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 22, 2011
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-4631
ALST Casino Holdco, LLC
Amendment No. 1 to Registration Statement on Form 10 (File No. 000-54480)
Ladies and Gentlemen:
          On behalf of ALST Casino Holdco, LLC, a Delaware limited liability company (the “Company”) we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form 10 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2011.
          Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter from Sonia Barros, dated September 6, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1.
          The Company has asked us to convey the following as its responses to the Staff:
General
1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is October 11, 2011. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our

ALST Casino Holdco, LLC

comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.
Response to Comment 1
           The Company respectfully acknowledges the Staff’s comment and understands that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 once the Form 10 goes effective. The Company will continue to respond to the Staff’s comments until all of the Staff’s comments have been addressed.
2.	We note that pursuant to the plan of reorganization, you plan to exchange your common units for 100% of the equity interests in Aliante Gaming. Please provide us your analysis as to why you believe you do not need to register the issuance of these securities under the Securities Act of 1933. Please tell us if you believe there is an applicable exemption from registration.
Response to Comment 2
          To facilitate the policy and ultimate goal of chapter 11, which is to permit successful rehabilitation of debtors, section 1145 of the Bankruptcy Code provides a limited exemption for the debtor, an affiliate participating in a joint plan with the debtor and any successor to the debtor under a plan of reorganization from complying with certain laws requiring registration of a security in connection with an offer or sale of securities made pursuant to a plan of reorganization in exchange for a claim against or interest in the debtor.1 We satisfy the requirements of section 1145(a)(1) because we are both a successor to Aliante Gaming, the debtor, under its Plan and an affiliate of Aliante Gaming participating in the Plan and the restructuring as a whole described in the Plan is either an exchange of the Lenders’ claims against Aliante Gaming, or of the Lenders’ equity interests in Aliante Gaming as of the effective date for our equity interests. Thus, we believe, we are exempt from registering the issuance of these securities under the Securities Act.
          First, we can utilize the section 1145 exemption as a successor to Aliante Gaming under the Plan. The term “successor” is not defined explicitly in the Bankruptcy Code, although, in general, the courts and the SEC have taken an expansive approach to the definition of the term “successor” for purposes of section 1145. See In re Amarex, Inc., 53 B.R. 12, 14 (Bankr. D. Okla. 1985) (holding that the parent of a

[1]	Section 1145 provides, in relevant part: “...section 5 of the Securities Act of 1933 and any State or local law requiring registration for [the] offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker or dealer in, a security do not apply to (1) the offer or sale under a plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan (A) in exchange for a claim against, an interest in, or a claim for an administrative expense in the case concerning, the debtor or such affiliate; or (B) in such exchange and partly for cash or property...” (emphasis added).

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subsidiary that acquired the debtor pursuant to a merger qualified as a successor of the debtor for purposes of section 1145 because the SEC urged the court to construe the term “successor” broadly in order to further Congress’ intent to facilitate reorganizations); In re Stanley Hotel, Inc., 13 B.R. 926, 933 (Bankr. D. Colo. 1981) (holding that an entity was a successor to the debtor for purposes of section 1145 because it would “assume the goodwill, property rights and major asset of the Debtor and also undertake to be burdened with the debtor’s liabilities and obligations”). See also Frontier Airlines, 93 B.R. 1014, 1021 (Bankr. D. Colo. 1988) (SEC has espoused the most liberal interpretation possible of section 1145). Both Amarex and Stanley Hotel and a number of no-action letters indicate that an issuer of securities will qualify as a “successor” to a debtor for purposes of the section 1145(a)(1) exemption if the issuer acquires and operates the business of the debtor, regardless of the form of acquisition or operation chosen by the issuer. Central and South West Corp., SEC No-Action Letter, 1994 WL 443698 (Aug. 16, 1994); Oregon Steel Mills, Inc., SEC No-Action Letter, 1993 WL 56068 (Feb. 26, 1993); Hasbro, Inc., SEC No-Action Letter, 1989 WL 246396 (Sept. 28, 1989), Cyclops Industries Inc., SEC No- Action Letter, 1988 WL 234452, (June 2, 1988); Wickes Companies, Inc., SEC No-Action Letter 1986 WL 67441 (Dec. 8, 1986), Amarex and the published no-action letters also support the conclusion that section 1145(a)(1) of the Code should be construed broadly to provide debtors with flexibility in structuring their plans of reorganization in order to effectuate the policy objectives of such section. Id. Consistent with the policy that the term “successor” should be construed broadly, the SEC has granted no-action relief to issuers that qualified as successors even though the debtors continued to exist as the issuers’ wholly owned subsidiary. See Central and South West Corp., 1994 WL 443698, at *7; All American Communications, Inc., SEC No-Action Letter, 1992 WL 277740, *6 n.1 (Sept. 29, 1992).
          The bankruptcy court decisions and various no-action letters cited above indicate that the bankruptcy courts and the SEC generally do not distinguish between a merger, sale of assets and a stock sale for the purposes of determining whether a party is a successor under section 1145. Amarex involved an acquisition of a debtor out of bankruptcy by means of a subsidiary merger in which the eventual parent company issued securities to the holders of claims against the debtor. 53 B.R. at 14. The transaction proposed in Amarex involved a merger where the parent company, Templeton Energy, Inc. (“Templeton”) was to issue shares of Templeton to the debtor’s creditors and the debtor would be merged into a subsidiary of Templeton. Id. at 13. Although Templeton was the parent of the acquirer and therefore an indirect acquirer of the assets, the court found it to be a successor for purposes of section 1145 to facilitate the debtor’s reorganization. Id. at 14; see also All American Communications, Inc., 1992 WL 277740, at *5-6 (concluding that third party issuer, that purchased 100% of the stock of the debtor for cash and warrants pursuant a plan of reorganization, was the successor to the debtor under section 1145 even though the debtor continued to exist as a subsidiary of the issuer); Sierra Exploration Co., SEC No-Action Letter, 1984 WL 45980, at *2-3 (Nov. 30, 1984) (entity that acquired all of the debtor’s common stock in exchange for the distribution of the issuer’s common stock to the debtor’s creditors was entitled to the

ALST Casino Holdco, LLC

protection of section 1125(e) of the Bankruptcy Code from liability under the securities laws, which covers those that participate in the issuance of securities of a “newly organized successor”). Because we will acquire and operate the business of Aliante Gaming, we are a successor to Aliante Gaming for purposes of section 1145.
          Second, section 1145(a) exempts from registration under the Securities Act the offer or sale of securities of “an affiliate participating in a joint plan with the debtor...” We clearly fall within the definition of “affiliate” in the Bankruptcy Code because we will be the parent of Aliante Gaming upon the Effective Date of the Plan.2 It also is accepted that an affiliated issuer need not be a debtor itself to be included within the exemption. See 8 Alan N. Resnick & Henry J. Sommer, Collier on Bankruptcy ¶ 1145.02[1][a] (15th ed. rev. 2011). While an affiliate may satisfy the requirement that it is “participating in a joint plan with the debtor” if the issuer is a “proponent” of the plan of reorganization, see id., it is not necessary for an affiliated issuer to be a plan proponent to fall within section 1145 if the affiliate submits to the bankruptcy court’s jurisdiction for purposes of a plan of reorganization and is obligated to take certain actions under such plan. See Lomas Fin. Corp., SEC No-Action Letter, 1992 WL 19998, at *12-14 (Jan. 29, 1992) (granting no-action relief with respect to the issuance of securities by a non-debtor subsidiary of the debtor even though such subsidiary was not a plan proponent because the non-debtor subsidiary agreed to issue the securities pursuant to the plan of reorganization, submitted to the jurisdiction of the bankruptcy court and agreed to include extensive disclosure about itself in the debtor’s disclosure statement); Lezak Group, Inc., SEC No-Action Letter, 1985 WL 54390, at *1, 4 (Oct. 3, 1985) (in granting no-action relief for issuance of securities by non-debtor parent of debtor, SEC emphasized “certain information presented in the [d]isclosure [s]tatement which indicates that the plan may be deemed a ‘joint plan’” of the debtor and its non-debtor parent); Frontier Airlines, 93 B.R. at 1021-23 (holding that non-debtor affiliate was “participating jointly with the Debtors in the Modified Plan” based on the SEC’s liberal interpretation of section 1145 and the remedial purposes of the Bankruptcy Code, rather than focusing on non-debtor affiliate’s status as a co-proponent of the plan). Since we are issuing these securities as required by the Plan and submitting to the jurisdiction of the Bankruptcy Court in Aliante Gaming’s Chapter 11 Case, we are an affiliate “participating” in the Plan under section 1145.
     Finally, section 1145 provides that the offer or sale of securities under a plan must be in exchange for a claim against or interest in the debtor. Under section 1145, the issuance of securities will be exempt if the recipient of such securities “held some interest in the debtor or [had] been involved in some way with the reorganization.” See U.S. S.E.C. v. Universal Exp., Inc., 475 F.Supp.2d 412, 425 (S.D.N.Y. 2007); 8 Alan N. Resnick & Henry J. Sommer, Collier on Bankruptcy ¶ 1145.02[1][a][iii] (15th ed. rev. 2011) (explaining that “[t]he section 1145(a) exemption is available only when the offerees are receiving the securities, at least in part, in exchange for claims against or interests in the debtor which they hold,” but not to parties who do not hold claims or interests, or to holders of interests or claims, for the purpose of raising “fresh capital” necessary to finance a chapter 11 plan). Here, the Lenders are only receiving equity interests in the Company based on their claims under the Existing Facility against Aliante Gaming in the Chapter 11 Case. The Lenders are not parties without any interest in the debtor’s Chapter 11 Case trying to use an equity issuance to raise “fresh capital”; the Lenders have been involved in the restructuring of Aliante Gaming since before the filing of the Chapter 11 Case. While the Plan contemplates that the Lenders will first receive equity in reorganized Aliante Gaming, such equity is immediately deemed contributed to the Company in exchange for the Company’s equity interests. The transaction at its core is an exchange of the Lenders’ claims against Aliante Gaming for their pro rata share of the equity interests in the Company. Alternatively, the Lenders will exchange the equity interests they receive in Aliante Gaming on the Effective Date for the issuance of equity interests in the Company satisfying section 1145’s requirement that the offer of securities be “in exchange for...an interest in...the debtor.” Both interpretations of Aliante Gaming’s restructuring are consistent with the SEC’s analysis of the broad purpose of section 1145 as “encourag[ing] the development of plans of reorganization by providing debtors and creditors relief from the application of certain provisions of the securities laws where such application would be administratively unworkable and adequate disclosure is provided pursuant to Section 1125 of the [Bankruptcy] Code.” See Westmark Systems, Incorporated and Tracor Holdings, Incorporated and Subsidiaries, SEC No-Action Letter, 1991 WL 270523, at *9 (Dec. 31, 1991) (citing Memorandum of the Securities and Exchange Commission in Response to Objection to Disclosure Statement by Continental Illinois National Bank and Trust Company of Chicago at 8—9, In re Amarex, (Bankr. W.D. Okla.) (filed May 29, 1985)). As a result, the issuance of these securities will be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(7) thereof.
Chapter 11 Reorganization, page 4
3.	We note that in the plan of reorganization 100% of the equity interests in Aliante Gaming will be exchanged for your common units. Please revise to clarify whether your units to be exchanged will represent the entire class of your common units.

[2]	Section 101(2) provides, in relevant part: “The term ‘affiliate’ means – (A) entity that directly or indirectly owns, controls, or holds with power to vote, 20 percent or more of the outstanding voting securities of the debtor....”

ALST Casino Holdco, LLC

Response to Comment 3
          On the Effective Date, following the Restructuring Transactions, all of the Company’s outstanding common units will be exchanged for 100% of the equity interests in Aliante Gaming. Please see revised disclosure on page 3 of Amendment No. 1.
4.	We note that prior to the petition date, Aliante Holding LLC was a 50/50 joint venture partnership between Aliante Station and G.C. Aliante, LLC. Please revise this section to clarify what entities will provide the 100% equity interest in Aliante Gaming to your lenders. Also please clarify whether these contributing entities are parties to your joint plan of reorganization.
Response to Comment 4
          On the Effective Date, the lenders will receive 100% of the equity interests in Aliante Gaming. All of the equity interests in Aliante Gaming are currently held by Aliante Holding. On the Effective Date, such interests will be cancelled and New Aliante Equity will be issued by Aliante Gaming to the lenders. Aliante Holding and Aliante Station are co-debtors under the Plan. G.C. Aliante is not a party to the Plan. Please see revised disclosure on page 2 of Amendment No. 1.
Narrative Description of Aliante Gaming, page 5
5.	We note your disclosure on page 17 regarding the slot machine manufacturing industry. Please tell us whether your business is substantially dependent upon the slot machine manufacturing industry. If so, please disclose whether the Aliante Gaming has any material agreements with slot machine manufacturers, and any key manufacturers upon which the Aliante Gaming is dependent and any material impact this may have on your business in the future.
Response to Comment 5
           The agreements with various slot machine manufacturers applicable to Aliante Gaming are between such manufacturers and Station. Station, as manager of Aliante Gaming, provides the benefit of these agreements to Aliante Gaming. Station has material agreements with all major slot machine manufacturers that are approved in Nevada. Please see revised disclosure on page 18 of Amendment No. 1.
Senior Secured Credit Facility, page 8
6.	We note that on the effective date Aliante Gaming will enter into the senior secured credit facility which will provide for $45 million in aggregate principal of secured loans which will be deemed made on the effective date without any funding being provided to Aliante Gaming. Please clarify, if true, that this credit facility will represent an already

ALST Casino Holdco, LLC

outstanding obligation of Aliante Gaming even if Aliante Gaming does not draw upon the credit facility.
Response to Comment 6
          The $45 million in aggregate principal amount of secured loans under the senior secured credit facility will represent an already outstanding obligation of Aliante Gaming on the effective date without any draw taking place. Please see the revised disclosure on page 25 of Amendment No. 1.
7.	Please describe the material financial covenants and ratios that will exist in the senior secured credit facility.
Response to Comment 7
          There will not be any financial covenants or ratios in the senior secured credit facility. Please see the revised disclosure on page 25 of Amendment No. 1.
Risk Factors, page 14
8.	We note that the report of Aliante Gaming’s independent registered public accounting contains a going concern opinion. Please add a risk factor or revise an existing risk factor to describe how the auditors have expressed substantial doubt regarding Aliante Gaming’s ability to continue as a going concern.
Response to Comment 8
      Please see the additional risk factor entitled “There is doubt about the ability of Aliante Gaming to continue as a going concern” on page 15 of Amendment No. 1.
9.	We note your disclosure on page 35 that you have not paid and do not intend to pay any distributions in the foreseeable future. Please consider adding a risk factor disclosing that investors in your securities should not expect dividend income.
Response to Comment 9
           Please see the additional risk factor entitled “We currently have no plans to pay dividends on our Common Units, so holders of our Common Units may not receive funds without selling their Common Units” on page 22 of Amendment No. 1.
10.	We note that after the effective date of your plan of restructuring your units will be held by a limited number of entities. We also note that you anticipate that 3 of these entities will hold more greater than 10% of your units. Please consider adding a risk factor which addresses the

ALST Casino Holdco, LLC

concentration of control over your operations that these entities are likely to have.
Response to Comment 10
           Please see the additional disclosure in the risk factor entitled “Potential conflicts of interest may exist, or may arise, based on debt and management interests of the principal equityholders of the Company” on page 23 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Aliante Gaming
Overview, page 24
11.	Please tell us whether management views performance measures such as EBITDA or EBITDA margin to be key performance indicators. We may have further comment.
Response to Comment 11
           Management utilizes a variety of performance measures in managing the business including GAAP measures, which are included in the current Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement, and non-GAAP measures such as EBITDA and EBITDA margin. While EBITDA and EBITDA margin are used internally as one of many performance measures, we believe that the GAAP measures disclosed adequately provide the users of the financial statements with requisite information in evaluating the performance of the business.
Table of Contractual Obligations, page 29
12.	Given that on the effective date of your plan of organization all of your claims against Aliante Gaming by your lenders will be satisfied pursuant to the plan, please consider also providing a table of contractual obligations which reflects your obligations after the effective date.
Response to Comment 12
           Please see the additional disclosure in the Off-Balance Sheet Arrangements section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 32 of Amendment No. 1, which now includes a table of contractual obligations for the periods following the effective date.
Security Ownership of Certain Beneficial Owners and Management, page 32
13.	We note your disclosure on page 3 that pursuant to your plan of reorganization, each lender shall receive a pro rata share of 100% of your

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equity. Therefore, please elaborate on why you are unable to provide accurate beneficial ownership percentages at this time.
Response to Comment 13
           Please see the revised disclosure on page 35 of Amendment No. 1 which removes the noted disclosure.
Managers and Executive Officers, page 33
14.	Please specify the specific experience, qualifications, or skills that led to the conclusion that each named individual should serve on your board of managers. See Item 401(e) of Regulation S-K.
Response to Comment 14
           Please see the revised disclosure on page 36-37 of Amendment No. 1 which elaborates on the skills, experience and qualifications of each member of our Board of Managers.
Executive Compensation, page 34
15.	Please clarify whether your executive officers will be your employees or employees of your manager.
Response to Comment 15
           We currently have no employees. We anticipate that following the effective date, our executive officers will be employees of our manager.
Description of the Registrant’s Securities to be Registered, page 35
16.	Please tell us whether the securities to be issued in your restructuring transaction have been authorized by your board.
Response to Comment 16
           The securities to be issued on the effective date in connection with the restructuring transactions will be authorized by our Board of Managers.
Financial Statements
General
17.	Please provide audited financial statements of the registrant and revise your pro forma financial statements to include these financial statements, as appropriate.
Response to Comment 17

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           We respectfully advise the Staff, as stated on page 4 we have had no operations since our formation. Please see the additional disclosure on page 40 of Amendment No. 1.
18.	It appears your unaudited pro forma consolidated financial information and your financial statements for Aliante Gaming, LLC require updating. Please revise your filing to include updated financial statements.
Response to Comment 18
           We respectfully advise the Staff that updated unaudited pro forma consolidated financial information and financial statements for Aliante Gaming LLC have been included in Amendment No. 1.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
3. Pro Forma Adjustments, page 68
19.	We note your adjustment i. Please tell us how you complied with Article 11 of Regulation S-K, or tell us how you determined it was appropriate to record an adjustment for these items. Within your response, please ensure that you address how this adjustment is directly attributable to the transaction, factually supportable and has a continuing effect.
Response to Comment 19
           In response to the Staff’s comment, and upon further review, we have determined that adjustment i did not meet the criteria of Article 11 of Regulation S-X. Accordingly, please see the updated pro forma condensed consolidated financial statements in Amendment No. 1 in which the adjustment has been removed.
20.	We note your adjustment j. Please revise your filing to disclose how this amount is calculated. We further note that interest on the Senior Secured Credit Facility will be 10% or 6%. Please disclose the amount of interest expense for both interest rates.
Response to Comment 20
           In response to the Staff’s comment we have revised our disclosure in Amendment No. 1 to disclose how the adjustment was calculated as well as included disclosure of the amount of interest expense for both interest rates.

ALST Casino Holdco, LLC

Exhibits
21.	Please confirm that you will file the following agreements referred to in your registration statement when such agreements are made available pursuant to Item 601(b)(10) of Regulation S-K:
•	Operating Agreement, page 5;

•	Management Agreement, page 8;

•	License agreement with North Valley Enterprises, LLC, page 8; and

•	Senior Secured Credit Facility, page 8.
Response to Comment 21
           The Company will file any agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K, including those listed in this Comment Letter, by subsequent amendment to the Registration Statement.
* * * *
          If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3458 or K. Ruth Wahl at (212) 373-3675.

Sincerely,
/s/ Gregory A. Ezring

Gregory A. Ezring

cc:	Soohyung Kim ALST Casino Holdco, LLC